Filed by United Community Banks, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Peach State Bancshares, Inc. Commission File No.: 001-35095 Date: June 11, 2026 Dear Fellow Shareholders: As you are aware, Peach State Bancshares, Inc. (“Peach State”) entered into an Agreement and Plan of Merger, dated as of April 20, 2026, with United Community Banks, Inc. (“UCB”), pursuant to which Peach State will merge with and into UCB, with UCB as the surviving corporation (the “merger”). We are excited about this opportunity and believe it represents a significant milestone for our shareholders, our employees, and the communities we serve. Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Peach State common stock will be converted into the right to receive (i) $31.75 in cash (subject to applicable withholding tax), without interest, or (ii) 0.8978 shares of common stock, par value $1.00 per share of UCB (together, the “merger consideration”). You will have the ability to elect your preferred form of merger consideration, subject to proration so that the overall consideration for the entire transaction is 50% cash and 50% stock. In the coming weeks, you will receive two important sets of documents.  a proxy statement/prospectus from Pacific Stock Transfer, the transfer agent for Peach State, relating to the special shareholder meeting to approve the merger; and  election materials from Continental Stock Transfer & Trust Company (“Continental”), the exchange agent for UCB, which will allow you to elect to receive cash, stock, or a combination of both. Please review these materials carefully upon receipt. We urge you to begin locating your Peach State stock certificates now. To make a valid election for your preferred form of merger consideration, you must submit your physical stock certificate(s) together with a properly completed and executed election form to Continental prior to the election deadline. Without your stock certificates, your election cannot be processed. The deadline to submit your stock certificates and completed election materials is July 20, 2026. If you are unable to locate your stock certificate(s), please contact Pacific Stock Corporate Services at cs@pacificstocktransfer.com as soon as possible to begin the replacement process (including any required surety bond). Timely action is essential, as this process may take several weeks and could delay your ability to make a valid election. If your shares are held in an Individual Retirement Account (IRA) or other custodial account, please notify your trustee or custodian immediately, as they will need to locate and submit the certificates on your behalf. Early coordination is important to ensure timely submission. Please note that once your election materials are submitted, transfers of Peach State shares will not be permitted prior to closing of the merger. The merger is expected to close in the third quarter, subject to satisfaction of customary closing conditions including regulatory approvals and stockholder approval. After the effective time of the merger, no further transfers will be recorded, and all certificates will be exchanged solely for the applicable merger consideration. If you have any questions, please contact Charles Blair at 770-531-2771 or cblair@peachstatebank.com We appreciate your continued support and look forward to the successful completion of this transaction. Sincerely, Ron G. Quinn President and CEO Peach State Bancshares 121 E.E. Butler Parkway, Gainesville, GA 30501 | P.O. Box 290, Gainesville, GA 30503 | 770-536-1100

Caution About Forward-Looking Statements This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing of the closing of the Merger, the expected benefits of the Merger and the estimated returns and other financial impacts of the Merger to United. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the failure to obtain the necessary approval by the shareholders of Peach State, (5) the possibility that the costs, fees, expenses and charges related to the Merger may be greater than anticipated, (6) the ability of United to obtain required governmental approvals of the Merger on the anticipated timeframe and without the imposition of adverse conditions, (7) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger, (9) the risks relating to the integration of Peach State’s operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to the Merger, (11) the risks associated with United’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the dilution caused by United’s issuance of additional shares of its common stock in the Merger, and (14) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward- looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s Annual Report on Form 10-K for the year ended December 31, 2025, and other documents subsequently filed by United with the U.S. Securities and Exchange Commission (“SEC”). Many of these factors are beyond United’s and Peach State’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither United nor Peach State undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United or Peach State to predict their occurrence or how they will affect United or Peach State. United and Peach State qualify all forward-looking statements by these cautionary statements.

Important Information About the Merger and Where to Find It In connection with the Merger, United filed with the SEC a registration statement on Form S-4 on May 28, 2026, which was declared effective on June 10, 2026, that includes a proxy statement of Peach State to be sent to Peach State’s shareholders seeking their approval of the Merger Agreement. The registration statement contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF PEACH STATE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PEACH STATE, AND THE MERGER. The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You are also able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com or from Peach State at https://www.peachstate.bank/. Copies of the definitive proxy statement/prospectus are also available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or Peach State Bancshares, Inc., 121 E. E. Butler Parkway, Gainesville, Georgia 30501, Attn: Ron Quinn, Telephone: (770) 536-1100. Participants in the Solicitation United, Peach State, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from Peach State’s shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings “Director Compensation,” “Director Independence,” “Executive Compensation,” and “Security Ownership” in United’s definitive proxy statement in connection with its 2026 annual meeting of shareholders, as filed with the SEC on April 1, 2026 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000857855/000110465926038366/tm2520272- 3_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United’s definitive proxy statement in connection with its 2026 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form- cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC%2520( UCB%252C%2520UCB-PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of Peach State and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement regarding the Merger. Free copies of this document may be obtained as described above.